EX-99.B-77D

SUB-ITEM 77D(g):  Any other investment policy set forth in the registrant’s charter, by-laws or prospectus.

IVY FUNDS

Supplement dated August 18, 2011 to the
Ivy Funds Prospectus dated July 29, 2011

The following replaces the first paragraph of the “Principal Investment Strategies” section for Ivy Mid Cap Growth Fund on page 20 of the Ivy Funds prospectus:

Ivy Mid Cap Growth Fund seeks to achieve its objective by investing primarily in common stocks of mid cap companies that IICO believes offer above-average growth potential. Under normal market conditions, the Fund invests at least 80% of its net assets in the securities of mid-cap companies, which typically are companies with market capitalizations within the range of companies in the Russell Mid Cap Growth Index. As of June 30, 2011, this range of market capitalizations was from approximately $328.8 million to $17.9 billion.

The following replaces the third sentence of the first paragraph of the “Additional Information about Principal Investment Strategies, Other Investments and Risks” section for Ivy Mid Cap Growth Fund on page 137 of the Ivy Funds prospectus:

Mid cap companies typically are companies with market capitalizations within the range of companies in the Russell Mid Cap Growth Index. As of June 30, 2011, this range of market capitalizations was from approximately $328.8 million to $17.9 billion.